17008983

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 02 2017

Washington DC

SEC FILE NUMBER
8-45175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ESSEX RADEZ, LLC 440 S. LASALLE ST., #1111

(No. and Street)

CHICAGO	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. KIELY 3112-786-5961

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT COOPER & COMPANY CPA PC

(Name – *if individual, state last, first, middle name*)

141 W. JACKSON BLVD, #1702	CHICAGO	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, STEVE RADEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESSEX RADEZ, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER

Title

Notary Public

KATHLEEN A PIETRZYK
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 6, 2020

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Essex Radez, LLC

We have audited the accompanying statement of financial condition of Essex Radez, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Essex Radez, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Essex Radez, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 28, 2017

ESSEX RADEZ, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
CASH	$	679,783
RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS		1,378,524
OTHER RECEIVABLES		118,059
SECURITIES OWNED, AT MARKET VALUE		99,073
OTHER ASSETS		26,455
TOTAL ASSETS	$	**2,301,894**
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
ACCOUNTS PAYABLE	$	1,249,013
ACCRUED EXPENSES		20,000
TOTAL LIABILITIES		1,269,013
MEMBERS' CAPITAL		1,032,881
TOTAL LIABILITIES & EQUI'	$	**2,301,894**

See Accompanying Notes to Financial Statements

ESSEX RADEZ, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 Organization and Nature of Business

Essex Radez, LLC (The "Company") was organized under the Illinois Limited Liability Company Act on November 1, 2002. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC). The predecessor of the Company was a member of the CBOE since 1977. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and is a clearing member of the Exchange. The clearing of trades occurs via the Firm's relationship with DTCC/NSCC. The company is engaged in the trading of stock on the BATS exchange in the United States.

NOTE 2 Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes.

Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on technical merits of the position.

NOTE 2 Significant Accounting Policies (Continued)

FASB ASC topic 740 provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450, Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

NOTE 3 Fair Value Measurements and Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

NOTE 3 Fair Value Measurements and Disclosures (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.
The Company values its investment based on the following principles and methods of valuation. Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy.

At December 31, 2016, the Company had the following equities classified as level I assets. These were the only assets or liabilities requiring disclosure under FASB ASC 820.

Description	Securities Owned
Equity Securities	$99,073
Totals	$99,073

There were no level 2 or level 3 assets or liabilities requiring disclosure under FASB ASC820.

NOTE 4 Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2016, consists of positive cash balances from settled transactions. This organizations include all of the following:

Receivable from DTCC/NSCC	$1,010,000
Receivable from E-Room Securities	368,524
Total	$1,378,524

NOTE 5 Concentrations of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include other broker-dealers, banks and other clearing institutions. In the event counterparties, do not fulfill their obligations, the Company may be exposed to risk. The credit risk is limited the credit worthiness of federally insured banks, national clearing organizations and SEC registered broker/dealers. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

At December 31, 2016, the Company had significant credit concentrations consisting of cash deposited at a federally insured bank ($678,557), deposits with the Company's clearing organization ($1,010,000) and amounts due from the Company's other broker ($286,293). The Company has not experienced any such losses in these accounts. Management does not consider any credit risk associated with these assets to be significant.

NOTE 6 Operating Lease

The Company leases office space under a lease arrangement that expires January 31, 2019. Rent expense for the year ended December 31, 2016, was approximately was $73,586.

At December 31, 2016, the aggregate minimum annual rental commitment, exclusive of additional payments that may be required for certain increases in operating maintenance costs under this lease are approximately as listed as follows:

2017	$97,799
2018	$102,689
2019	$107,824
Totals	$308,312

NOTE 7 NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3- 1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items, "as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2016, the Company had net capital and a net capital requirement of $789,360 and $250,000, respectively. The Company's net capital was $539,360 in excess of its required capital at December 31, 2016

NOTE 8 PAIB RESERVE REQUIREMENTS

At certain points, the Company may be subject to the SEC PAM Reserve Requirement (Rule 15c3-3) which requires the maintenance of an amount held on deposit in a 'Reserve Bank Account" which is, at minimum, the excess of "Total PAIB Credits" over "Total PAIB Debits". Under this rule, the Company was not required to maintain any amount on December 31, 2016. At December 31, 2016 the Company had no required "Amount on Deposit" in a "Reserve Bank Account."

NOTE 9 REGULATORY NOTIFICATION

The Company received notification by FINRA of its intent to charge the Company with violations of various FINRA rules. The likelihood of a material outcome unfavorable to the Company in this matter cannot be characterized as either remote or probable. Management disputes the potential charges.

NOTE 10 MEMBERS' CAPITAL

At December 31, 2016 the Company had three classes of membership. Class A members are entitled to vote on any matter requiring a vote or consent of the members and no other member shall have any voting rights with respect to the Company. Class A members are entitled to their allocable share of the net operating profits, net trading profits, net operating losses, and net trading losses in accordance with the provisions set forth in the operating agreement. Both Class B and Class G members are entitled to their allocable share of the net trading

NOTE 10 MEMBERS' CAPITAL (Continued)

profits and net trading losses per the terms of their supplemental trading agreements. At December 31, 2016 members' capital was comprised of the following:

Class A	$706,923
Class B	$70,038
Class G	$255,920

NOTE 13 SUBSEQUENT EVENTS

FASB Statement No. 165, Subsequent Events, as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

Management has evaluated subsequent events through February 28, 2016, the date the financial statements were issued, noting the following material events requiring disclosure.
The Company negotiated with one of its vendors, Katten Muchin Roseman LLP to whom it owed approximately $223,272 at December 31, 2016, a settlement amount of $125,000 on January 23, 2017. This resulted in forgiveness of approximately $93,250 in accounts payable.

The Class G Member's withdrawal from the Company was affected by the Company's regulatory capital restrictions, and as such remains a Member.

ESSEX RADEZ, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED
DECEMBER 31, 2016